Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@lfg.com

VIA email

August 9, 2023

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Registration Statement on Form S-3
File No. 333-273746

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”), enclosed are courtesy copies of the prospectuses that were included in an initial registration statement filed under the Securities Act of 1933 on Form S-3 (the “Registration Statement”) via EDGAR on August 4, 2023. The prospectuses are for certain variable and index-linked annuity contracts marketed under the names Lincoln Level AdvantageSM B Share, Lincoln Level AdvantageSM Advisory, Lincoln Level AdvantageSM B Class, Lincoln Level AdvantageSM Advisory Class, Lincoln Level AdvantageSM Design B Share, Lincoln Level AdvantageSM Design Advisory, Lincoln Level AdvantageSM Select B Share, and Lincoln Level AdvantageSM Access.

Lincoln is making this filing to register additional interests. The Registration Statement contains eight prospectuses that each describe certain variable and index-linked annuity contracts (the “Contracts”).  Each prospectus describes one version of the Contract - five B Share contracts and three Advisory Share contracts. The prospectuses contain identical disclosure, except with respect to certain features that differ between versions based on distribution channels: (i) fees and charges; (ii) investment options; (iii) available death benefits; and (iv) distribution channels.

The Contracts are based on certain variable and index-linked annuity contracts previously registered with the Commission (File No. 333-238932). The previous registration statement was most recently reviewed and ordered effective on February 4, 2022. Accordingly, we request that the Registration Statement be given selective review pursuant to release IC-13768 and ADI Bulletin 2018-06.

Blacklined prospectuses for the Contracts are attached. Each prospectus is blacklined to the May 1, 2023 version, respectively. The blacklining reflects the addition of the Dual Performance Trigger and Dual15 Plus crediting methods and the associated indexed accounts. These two features were introduced under the prior registration statement in a recent POS AM filing and are currently under SEC review.

The definition of Reference Rate, as discussed in the “Fair Value of the Indexed Crediting Base” section of Appendix B, will be changed for contracts purchased on and after November 20, 2023. This definition had not been finalized at the time of the initial S-3 filing but will be added in the pre-effective amendment.

Additionally, the prior registration statement included a prospectus titled Lincoln Level AdvantageSM Fee-Based. This contract was never sold and has been omitted from this Registration Statement accordingly.

Any questions or comments regarding this filing may be directed to my attention at 860-466-2832.  Thank you for your assistance.

Sincerely,

/s/ Nadine Rosin

Nadine Rosin